GREEN PLANET BIOENGINEERING CO. LIMITED

19950 W. Country Club Drive
Suite 100
Aventura, Florida  33180

May 8, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Attention:   Mr. Gus Rodriguez, Accounting Branch Chief

Re:         Green Planet Bioengineering Co. Limited.
Item 4.01 Form 8-K/A
Filed May 3, 2012
File No. 000-52622

Dear Ladies and Gentlemen:

On behalf of Green Planet Bioengineering Co. Limited (the “Company” or “Registrant” or “we”), we hereby file the response to your letter dated May 3, 2012.  Each of our responses has been numbered to be consistent with the numbered comments in the Comment Letter.

Item 4.01 Changes in Registrant’s Certifying Accountant

1. In response to our comment dated April 26, 2012 you amended your item 4.01 Form 8-K to include as Exhibit 16 a revised letter from your auditor. The revised letter states that your auditor has been furnished with a copy of the response to Item 4.01 of Form 8-K/A for the event that occurred on May 3, 2012. The language of the revised letter is still not appropriate. For example, it is unclear what the copy of the response to item 4.01 of Form 8-K/A is. It is also unclear what event occurred on May 3, 2012.

RESPONSE:  The Registrant has included an updated letter from the former accountant which states that the former accountant has read and agrees with the statements made in Item 4.01 of Form 8-K/A Amendment No. 2.

 2. Please amend your filing to include, as Exhibit 16, an updated letter from your former accountant, BDO China Dahua CPA Co., Ltd. Your former accountant should state in its revised letter that it has read the statements made included in your Item 4.01 Form 8-K/A.  Your former accountant should also state whether or not it agrees with the statements made by you in the Item 4.01 Form 8-K/A. Refer to Item 304 of Regulation S-K.  Please ensure that your former accountants date their letter.

RESPONSE:   In response to the above Comment, the Registrant has included an updated letter from the former accountant, BDO China Dahua CPA Co., Ltd which clarifies that the former accountant has read the statements and agrees with such statements included in the Item 4.01 Form 8-K/A Amendment No. 2. The Registrant has ensured that the former accountants dated their letter.

The Registrant believes that its responses as set forth above address all of the matters set forth in the Staff’s Comment Letter.  Further the Registrant acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any additional questions, please do not hesitate to contact the undersigned at 305-356-8083.

Very truly yours

/s/ Jordan Weingarten
     Jordan Weingarten